

DHX MEDIA'S BOARD APPOINTS NEW DIRECTOR; STRATEGIC REVIEW CONTINUES

Halifax, NS – June 27, 2018 – DHX Media Ltd. (or the "Company") (TSX: DHX, NASDAQ: DHXM), a leading global children's content and brands company, announces that Jonathan Whitcher, Chief Investment Officer of Fine Capital Partners, L.P. ("Fine Capital"), has been appointed to the Company's Board of Directors (the "Board"), effective June 26, 2018.

"We are pleased to strengthen our Board with the addition of Jonathan Whitcher," said Don Wright, Lead Director, DHX Media. "Jonathan has a particularly strong understanding of efficient capital allocation and capital markets in the United States, as well as a good understanding of our business and the opportunities in the global kids' content market."

Jonathan Whitcher added: "I look forward to working with Michael Donovan and the Board to maximize the value of DHX Media's strong portfolio of assets."

Strategic review continues; Sony sale on track

In addition, the Special Committee of the Board is continuing its strategic review. Management and the Special Committee continue to process multiple opportunities and expect to report back in due course. The Special Committee confirms that the previously announced sale of a minority stake in Peanuts to Sony is on track and expected to close in July 2018.

About Jonathan Whitcher

Jonathan Whitcher has been with Fine Capital since inception in 2004 and currently serves as Chief Investment Officer. Fine Capital is a New York-based fund, predominantly managing U.S. equity assets for endowments and foundations. Fine Capital adheres to a strict value investing style with a focus on out-of-favor companies that exhibit a large disparity between their market value and their intrinsic value. Fine Capital looks for companies that have a path to significantly improved earnings and cash flow. Before joining Fine Capital, Mr. Whitcher was an Equity Research Analyst at Citigroup Asset Management. He received a B.A. in Economics from Northwestern University.

HALIFAX
1478 Queen St.
2nd Floor
Halifax, NS B3J 2H7
+1 902-423-0260

TORONTO
Queen's Quay Terminal
207 Queens Quay W.
Suite 550
Toronto, ON M5J 1A7
+1 416-363-8034

VANCOUVER
380 West 5th Avenue
Vancouver, BC V5Y 1J5
+1 604-684-2363

NEW YORK
370 7th Avenue
7 Penn Plaza
Suite 1701
New York, NY 10001
+1 212-293-8555

LONDON
1 Queen Caroline St.
2nd Floor
London, W6 9YD, UK
+44 020-8563-6400



For more information, please contact:

Investor Relations: Nancy Chan-Palmateer – Director, Investor Relations, DHX Media Ltd.
nancy.chanpalmateer@dhxmedia.com
+1 416-977-7358

Media: Shaun Smith – Director, Corporate & Trade Communications, DHX Media Ltd.
shaun.smith@dhxmedia.com
+1 416-977-7230

About DHX Media
DHX Media Ltd. (TSX: DHX; NASDAQ: DHXM) is a leading children's content and brands company, recognized globally for such high-profile properties as *Peanuts*, *Teletubbies, Strawberry Shortcake, Caillou, Inspector Gadget*, and the acclaimed *Degrassi* franchise. One of the world's foremost producers of children's shows, DHX Media owns the world's largest independent library of children's content, at 13,000 half-hours. It licenses its content to broadcasters and streaming services worldwide and generates royalties through its global consumer products program. Through its subsidiary, WildBrain, DHX Media operates one of the largest networks of children's channels on YouTube. Headquartered in Canada, DHX Media has offices worldwide. Visit us at www.dhxmedia.com

Disclaimer
This press release contains "forward-looking statements" under applicable securities laws with respect to DHX Media including, without limitation, statements regarding the strategic review and continuation thereof and the expected timing for closing of the sale of a minority stake in Peanuts to Sony (the "Sony Transaction"). Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties and are based on information currently available to the Company. Actual results or events may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations, among other things, include risk factors discussed in materials filed with applicable securities regulatory authorities from time to time including matters discussed under "Risk Factors" in the Company's most recent Annual Information Form and annual Management Discussion and Analysis, which also form part of the Company's annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

HALIFAX
1478 Queen St.
2nd Floor
Halifax, NS B3J 2H7
+1 902-423-0260

TORONTO
Queen's Quay Terminal
207 Queens Quay W.
Suite 550
Toronto, ON M5J 1A7
+1 416-363-8034

VANCOUVER
380 West 5th Avenue
Vancouver, BC V5Y 1J5
+1 604-684-2363

NEW YORK
370 7th Avenue
7 Penn Plaza
Suite 1701
New York, NY 10001
+1 212-293-8555

LONDON
1 Queen Caroline St.
2nd Floor
London, W6 9YD, UK
+44 020-8563-6400